FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

  Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006
Commission File Number 001-31880

Yamana Gold Inc. (Translation of registrant's name into English)
150 York Street Suite 1902 Toronto, Ontario M5H 3S5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	....[ ]....	No	....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: May 16, 2006	/s/ Charles Main
Name: Charles Main
Title: CFO

News Release	May 16, 2006

YAMANA ANNOUNCES POSITIVE DRILL RESULTS AT CANAVIEIRAS, C1 SANTA LUZ AND PAU-A-PIQUE TARGETS, BRAZIL

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) reports that it has received additional results from diamond drilling at its Canavieiras project in the Jacobina Complex, Bahia, the C1 Santa Luz project in the Rio Itapicuru Greenstone Belt (RIGB), Bahia and Pau-a-Pique in the Santa Elina Gold Belt, Mato Grosso. Yamana holds mineral concessions on three major Gold Belts in Brazil and an extensive exploration land position in Central America.

These additional results relate to only the current targets, two of which are advanced development stage projects and another which is a new target on the Santa Elina Gold Belt.

•	High grade gold mineralization intersected in southern extension of Canavieiras, including 5.7m @ 13.74 g/t, 5.9m @ 10.03 g/t and 3.2m @ 14.29 g/t
•	Step out hole 1.6 km south of old workings at Canavieiras confirms major extension of mineralized stratigraphy and cuts 4.7m @ 6.67 g/t and 15.5m @ 2.52 g/t
•	In-fill drilling at C1 Santa Luz confirms higher grade zone in existing resource including 32m @ 4.0g/t and 26m @ 3.3g Au/t
•	Resource expansion drilling at C1 Santa Luz extends zone to north and northwest; results include 8m @ 4.6g Au/t
•	First two holes at Pau-a-Pique cut 6.5m @ 4.21g/t and 9.5m @ 5.93g/t in well mineralized vertical shear zone to a depth of 150m

Yamana has budgeted US17.4 million for exploration in 2006 on its extensive land holdings in Brazil and Central America. These new results continue to confirm the excellent potential to significantly expand resources and reserves as well as to outline new higher grade deposits. Currently there are 25 drills operating on 9 projects. As additional drilling results are received Yamana will be issuing regular updates.

More detailed highlights follow:

Canavieiras

At Canavieiras 2,959 m of drilling in six holes have been completed to test the southern extension of the mineralized conglomerate reefs including a step out hole 1.6 km south of the old workings. Table 1 below lists significant results and Figure 1 shows the location of the drill holes including the step out hole. Highlights from these holes are as follows (all widths are true widths):

News Release	May 16, 2006

Hollandez reef (approx. 130 metres above Piritoso-Liberino reefs previously mined to the north)
•	CAN-115: 3.2m @ 14.29 g Au/t (11.22 g Au/t with highs cut to 30 g/t;)
•	CAN-116: 7.2m @ 4.55 g Au/t
•	CAN-117: 2.1m @ 6.14 g Au/t
•	CAN-119: 3.4m @ 4.72 g Au/t

Piritoso-Liberino reefs (southern extension of reefs previously mined)
•	CAN-115: 2.3m @16.34 g Au/t (10.32 cut; Piritoso reef)
•	CAN-116: 4.5m @ 13.27 g Au/t (8.04 cut; Piritoso reef)
•	CAN-117: 1.6m @ 8.03 g Au/t (Liberino reef)
•	CAN-117: 5.9m @ 10.03 g Au/t (8.46 cut; Piritoso reef)
•	CAN-118: 5.7m @ 13.74 g Au/t (12.19 cut; Piritoso reef)

MU reef (approximately 50m below reefs previously mined
•	CAN-119: 15.9m @ 3.24 g Au/t (3.15 cut) incl. 3.7m @ 10.24 g Au/t (9.85 cut)

Step-out Hole 1.6km south of old mine workings
•	CAN-120: 4.7m @ 6.67 g Au/t (2.79 cut; Maneira reef)
•	CAN-120: 15.5m @ 2.52 g Au/t incl. 6.8m @ 3.04 g Au/t (MU reef)
•	CAN-120: 7.3m @ 1.89 g Au/t (Hollandez Reef)

These new drill results continue to confirm the excellent potential to outline a substantial higher grade deposit at Canavieiras. Yamana is currently reviewing options to provide underground access to facilitate further drilling and future development as well as expanding the exploration of the full 3 km strike length of this belt.

The former Canavieiras mine is located 3km north of the Jacobina mine processing plant. Past production, primarily from the Piritoso and Liberino conglomerate reefs was 458,247 tonnes at a grade of 8.65 g Au/t. Measured and indicated mineral resources at Canavieiras, mainly in recently discovered conglomerate layers 50-100 m below the old mine workings are 1,990,000 tonnes at 3.54 g Au/t containing 227,000 ounces. Inferred mineral resources are estimated at 6,900,000 tonnes grading 3.29 g Au/t containing 730,000 ounces (see Desert Sun Mining press release December 20, 2005). The resources are open along strike to the south and down dip to the east.

The conglomerates in the Canavieiras mine area are in the top of the stratigraphic sequence of the Serra do Córrego Formation close to the upper contact with the quartzites of the Rio do Ouro Formation. Geological mapping by Yamana and previous workings indicates that the favourable stratigraphy may extend as much as 3km south of the old mine with a target zone up to 500 m wide. Geostatistical analysis of assay data indicates that there are two principal mineralizing events - an early north-south trending quartz-pyrite-gold stage that is overprinted by a later, higher grade northwest-southeast trending hematite-quartz-gold stage. This later, higher grade stage of mineralization is also present in the FW reef zone at the Jacobina Mine, in the Main Reef zone previously mined at Morro do Vento and at Pindobaçu, 50 km north of Jacobina

At Canavieiras, holes CAN-116-119 were drilled from an old adit (Galleria 6) located 230m south of the old mine workings. CAN-115 was collared at surface midway between the adit and south end of the old mine workings. Hole CAN-120 was a surface step-out hole collared 1.8km south of the old Canavieiras mine workings to test the favourable stratigraphy that is exposed in outcrop and has a number of garimpeiro (free or artisanal miner) workings.

News Release	May 16, 2006

The two reefs previously mined, Piritoso and Liberino, were typically 1-2 m thick and are separated by 10-20m of quartzite. In the south extension, new drilling indicates that the thickness of the Piritoso reef increases to an average of 5-6m while still maintaining the high grades (10-13 g Au/t uncut; 8- 12 g Au/t with highs cut to 30 g Au/t) typical of the Piritoso reef at the old mine.  The MU reef which is approximately 50m below the reefs previously mined was intersected in CAN-119 and returned 3.24 g Au/t (3.15 g/t cut) over 15.9 m true width including 10.24 g Au/t (9.85 cut) over 3.7 m true width in CAN-119. This reef was not intersected in holes CAN-116-118 because of faulting which has likely offset this target reef deeper to the east.

Drilling is continuing at Canavieiras with one underground and one surface drill rig. The Yamana mining and exploration team is preparing a comprehensive exploration and development plan for Canavieiras to evaluate the economics of exploiting the current mineral resources and to provide underground access to facilitate more efficient drill testing of the many target areas. Further step-out drilling is planned to evaluate the potential of the full 3 km strike length.

C1-Santa Luz

Infill and resource expansion drilling program is currently in progress at C1 Santa Luz located 60 km north of Yamana’s Fazenda Braziliero Mine in the RIGB. Year to date 12,800 m in 41 diamond drill holes have been completed. Results of infill drilling have confirmed the existence of higher grade zones inside the previously defined resource (see press release December 15, 2005), as per example holes MP111 with 26 m @ 3.3g Au/t (to 360 m depth) and MP059 with 3 2m @ 4.0g/t (up to 170m) located at north and centre of the resource area, respectively. Step out drilling program results have confirmed the continuity of the mineralized zone towards the northwest, outside the previously defined resource area, as per example hole MP-075 with 8 m @ 4.6g Au/t (to 265 m depth). Table 2 lists significant results of the drilling and Figure 2 is a plan map showing the locations of the drill holes.

News Release	May 16, 2006

Highlights from both infill and expansion drilling are as follows:

Hole	Best Intersections (Bottom Depth; Core length essentially equal to true width)
MP-56	9.0 m @ 9.47g/t (203 m) incl. 6.6 m @ 12.3g/t
MP-59	32.8 m@ 4.00g/t (170.05 m) incl. 13.0 m@ 6.89g/t
MP-60	19.4 m@ 2.10g/t (223.20 m) incl. 12.0 m@2.70
MP-62	16.0 m @ 3.18g/t (154 m) incl. 7 m@4.83g/t
MP-63	29.0 m@1.63g/t (84 m) incl. 7 m@3.49g/t
MP-65	28.4 m@1.78g/t (165.72 m) incl. 3.25 m@4.9g/t
MP-69	24.6 m@1.43g/t (269.21 m) incl. 10.5 m@2.34g/t
MP-71	9.43 m@4.56g/t (501 m) incl. 4.84 m@6.37g/t
MP-75	8.6 m@4.62g/t (295.55 m)
MP-79	5.0 m@6.29g/t (133 m)
MP-82	36.5 m@1.82g/t (237.43 m) incl. 12.3 m@2.8g/t
MP-83	23.4 m@5.55g/t (74.4 m) incl. 10.9 m@10.60
MP-89	20.0 m@1.68g/t (269 m) incl. 9.1 m@2.82g/t
MP-92	7.0 m@10.28g/t (288 m) incl. 2.75 m@25.03g/t
MP-93	16.0 m@2.72g/t (273.3 m) incl. 4.3 m@5.82g/t
MP-94	19.25 m@2.5g/t (269,2 m) incl. 12.2 m@2.95g/t
MP-95	4.55 m@3.19g/t (305 m)
MP-111	26.0 m@3.33g/t (362.4 m) incl. 9.1 m@4.48g/t
MP-117	7.7 m@0.55g/t (725.72 m)

The results at C1 Santa Luz supports the view that the resources are more than reported in the initial scoping study and that the potential operation at C1 Santa Luz will be larger than originally envisaged. A feasibility study is planned for early in 2007.

Drilling at C1 Santa Luz is continuing with seven drill rigs. Exploration of satellite targets is also underway through geological mapping, chip/soil sampling and RAB drilling. The most advanced target is the Mansinha trend, which is a 9 km trending shear zone with several deposits partially mined by former operators. These targets are located at a minimum distance of 2 km (southern edge) and a maximum distance of 10 km (northern edge) from C1 Santa Luz. RAB results and geological mapping have confirmed the continuity of the mineralization along this trend. Mineralization occurs within a quartz vein zone averaging 10 metres in thickness associated with dioritic intrusions in a contact zone between volcaniclastic and sedimentary sequences.

Pau-a-Pique (Santa Elina Gold Belt)

At Pau-a-Pique, located 120km km south of Yamana’s Sao Franciso Mine in the Santa Elina Gold Belt, Hole PQ-01 intersected 13.0 m @ 4.21g/t (true thickness of 6.50 m) and hole PQ-02, 21.80 m @ 5.93g/t (true thickness of 9.50 m) in a north-south striking, near vertical shear zone adjacent to an old garimpos (free miners) pit. The hydrothermal alteration zone that is related to this shear zone and hosts the mineralization is located on the boundary between local basement tonalites and metaconglomerates of the Proterozoic Aguapei Group as shown in Figure 3. The alteration is characterized by the presence of sericite, magnetite, quartz, pyrite and gold. In both holes the best grades are closely related to the pyrite content. Pyrite occurs both as fresh cubic crystal from a few millimeters to 3 centimetres in width as well in clusters within quartz. The holes tested the structure to a depth of 150m below surface. Further drilling is in progress.

News Release	May 16, 2006

Yamana’s unique circumstance is that with such a dominant land position in an area where it is mining with existing infrastructure, it has many opportunities for new discoveries.

Assaying for all of the programs was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Belo Horizonte, Brazil, using fire assay on 50 gram pulps. Samples for the RIGB and Pau-a-Pique projects were initially prepared in local preparation facilities following procedures setup by Yamana’s sampling consultants. An industry standard QA/QC program is active on all sites. Security is maintained at the core logging and sampling facilities. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program at Canavieiras. Dr. Evandro Cintra, Vice President, Exploration is the Qualified Person responsible for the exploration programs in RIGB and Pau-a-Pique.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in Brazil and Central America.  Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007.  Company management plans to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact:

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Yamana Gold Inc. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Yamana’s properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”,

News Release	May 16, 2006

“occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the business of Yamana not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from acquisition transactions or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis and current Annual Information Form of Yamana filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana’s Annual Report on Form 40-F, filed with the United States Securities and Exchange Commission. Although management of Yamana has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Yamana does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of Yamana for the year ended December 31, 2005, and other continuous disclosure documents filed by the Company available at www.sedar.com, for further information relating to the mineral resources and mineral reserves .

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

News Release	May 16, 2006

Table 1: Summary of Significant Drilling Results, for Canavieiras to May 10, 2006

Hole (1)	From	To	Length	True Width	Gold (g/t)	Reef	Depth (2) Below 570L

CAN-115 (3)	116.75	124.28	7.53	3.2	14.29	Holandez	45
	highs cut to 30 g/t
	155.92	157.79	1.87	0.8	1.81	Liberino	89
	173.50	178.99	5.49	2.3	16.34	Piritoso	95
	highs cut to 30 g/t				10.32
	MU and LU reefs not intersected due to faulting and intrusive

CAN-116	0.00	1.10	1.10	1.1	1.42	Maneira	70m above
	76.03	83.45	7.42	7.2	4.55	Holandez	9
	198.70	201.00	2.30	2.2	4.58	Liberino	125
	218.37	223.00	4.63	4.5	13.27	Piritoso	145
	highs cut to 30 g/t				8.04
	MU and LU reefs not intersected due to faulting

CAN-117	0.00	2.37	2.37	2.3	1.89	Maneira	70m above
	80.75	82.94	2.19	2.1	6.14	Holandez	10m above
	211.27	213.06	1.79	1.7	1.53	Holandez	130
	248.87	250.55	1.68	1.6	8.03	Liberino	165
	271.68	277.85	6.17	5.9	10.03	Piritoso	190
	highs cut to 30 g/t				8.46
	MU and LU reefs not intersected due to faulting

CAN-118	0.00	1.50	1.50	1.4	2.51	Maneira	70m above
	138.95	139.93	0.98	0.9	3.26	Holandez	60
	187.65	188.62	0.97	0.9	2.51	Liberino	105
	198.52	204.46	5.94	5.7	13.74	Piritoso	120
	highs cut to 30 g/t				12.19
	MU and LU reefs not intersected due to faulting

CAN-119	1.20	3.30	2.10	1.2	2.50	Maneira	70m above
	147.00	153.14	6.14	3.4	4.72	Holandez	80
	254.04	254.84	0.80	0.4	4.86	Liberino	183
	290.83	293.26	2.43	1.3	1.31	Piritoso	225
	337.42	366.24	28.82	15.9	3.24	MU total	278
	highs cut to 30 g/t				3.15
incl.	386.28	392.96	6.68	3.7	10.24	MU	290
	highs cut to 30 g/t				9.85

CAN-120	197.58	204.65	7.07	4.7	6.67	Maneira	33m above
	highs cut to 30 g/t				2.79
	350.55	361.40	10.85	7.3	1.89	Holandez	125
incl.	350.55	351.44	0.89	0.6	4.78	Holandez	120
incl.	360.43	361.40	0.97	0.6	12.56	Holandez	130
	373.23	374.99	1.76	1.2	2.06	Holandez	150
	390.78	413.84	23.06	15.5	2.52	MU Total	190
incl.	390.78	401.00	10.22	6.8	3.04	MU	170
incl.	405.60	413.84	8.24	5.5	3.12	MU	175
incl.	409.86	413.84	3.98	2.7	5.76	MU	185
	419.14	420.55	1.41	0.9	1.76	LU	194
	Piritoso and Liberino reefs not intersected due to faulting
(1) all holes are NQ core size; CAN-116 to -119 were drilled from Galleria 6
(2) depth calculated based on midpoint of intersection

News Release	May 16, 2006

(3) hole drilled in December 2005
Table 1A: Collar Coordinates and Lengths of New Drill Holes, Canavieiras

Hole	Easting	Northing	Elev.	Length	Az	Dip
CAN-115	335166	8757925	647	365.30	64	-86
CAN-116	335267	8757854	641	373.00	259	-78
CAN-117	335261	8757851	641	390.90	228	-68
CAN-118	335262	8757853	641	307.50	305	-67
CAN-119	335262	8757852	642	578.40	153	-85
CAN-120	335474	8756332	801	646.40	275	-88

Table 2: Summary of Significant Drilling Results, for C1-Santa Luz to May 10, 2006

Hole	From	To	Width	Gold (g/t)
MP-059	106.44	110.87	4.43	1.03
	137.30	170.05	32.75	4.00
incl.	138.40	151.37	12.97	6.89
MP-083	51.00	74.40	23.40	5.55
incl.	63.52	74.40	10.88	10.60
MP-056	194.00	203.05	9.05	9.47
incl.	194.00	200.60	12.30	6.60
MP-111	336.35	362.40	26.05	3.33
incl.	353.32	362.40	9.08	4.48
MP-094	250.00	269.25	19.25	2.50
incl.	254.54	266.75	12.21	2.95
MP-062	138.00	154.00	16.00	3.18
incl.	146.95	154.00	7.05	4.83
MP-063	55.00	84.00	29.00	1.63
incl.	77.00	84.00	7.00	3.49
MP-082	200.90	237.43	36.53	1.82
incl.	204.00	216.34	12.34	2.80
MP-060	203.85	223.20	19.35	2.10
incl.	207.00	219.00	12.00	2.70
MP-089	225.83	237.28	11.45	1.13
incl.	249.00	269.00	20.00	1.68
incl.	255.93	265.00	9.07	2.82
MP-093	257.27	273.30	16.03	2.72
incl.	269.00	273.30	4.30	5.82
MP-069	244.57	269.21	24.64	1.43
incl.	255.05	265.55	10.50	2.34
MP-071	491.41	500.84	9.43	4.56
incl.	496.00	500.84	4.84	6.37
MP-079	96.00	101.00	5.00	3.25
incl.	128.00	133.00	5.00	6.29
MP-095	300.45	305.00	4.55	3.19
MP-075	251.00	268.00	17.00	1.42
incl.	287.00	295.55	8.55	4.62
incl.	253.00	258.00	5.00	2.14

News Release	May 16, 2006

MP-095	300.45	305.00	4.55	3.19
Hole	From	To	Width	Gold (g/t)
MP-065	137.31	165.72	28.41	1.78
incl.	138.30	141.55	3.25	4.90
incl.	156.00	162.50	6.50	2.08
MP-088	150.00	154.00	4.00	1.06
incl.	195.75	202.48	6.73	0.79
incl.	225.00	229.18	4.18	2.43
MP-066	166.00	194.00	28.00	1.74
incl.	189.90	194.00	4.10	2.86
MP-087	161.55	166.00	4.45	2.29
incl.	191.00	197.58	6.58	1.31
incl.	191.00	194.00	3.00	2.24
MP-077	356.10	364.00	7.90	1.61
incl.	356.10	359.95	3.85	2.16
MP-072	387.13	391.00	3.87	2.97
	398.00	408.00	10.00	2.00
incl.	398.00	401.54	3.54	2.77
MP-057	233.00	243.00	10.00	1.70
incl.	240.85	243.00	2.15	4.42
MP-058	90.00	113.00	23.00	1.20
incl.	90.85	96.00	5.15	1.86
MP-064	103.00	138.25	35.25	1.39
incl.	107.00	115.00	8.00	1.83
incl.	119.81	131.00	11.19	1.95
MP-068	213.00	232.88	19.88	1.22
incl.	223.52	232.88	9.36	1.60
MP-073	217.00	228.00	11.00	0.81
	255.85	272.00	16.15	1.24
incl.	262.00	269.00	7.00	1.68
MP-067	199.00	212.21	13.21	1.37
incl.	205.06	212.21	7.15	1.58
MP-080	139.00	145.00	6.00	1.51
MP-090	163.00	168.00	5.00	1.45
MP-091	231.10	243.60	12.50	0.45
incl.	241.26	243.60	2.34	0.74
MP-092	246.28	255.00	8.72	0.79
	261.40	271.06	9.66	3.16
	281.00	288.00	7.00	10.28
incl.	284.25	288.00	2.75	25.03
MP-117	718.00	725.72	7.72	0.55
	777.00	779.00	2.00	1.73

News Release	May 16, 2006

Table 2A: Collar Coordinates and Lengths of New Drill Holes, C1 Santa Luz

Hole	Easting	Northing	Elev.	Length	Az	Dip
MP-059	467110	8784500	257	180.00	90	-60
MP-083	467069	8784116	247	80.00	130	-60
MP-056	467089	8784560	254	213.55	90	-85
MP-111	466641	8784500	257	382.95	90	-70
MP-094	466857	8784500	242	280.00	135	-60
MP-062	467110	8784459	259	170.00	90	-60
MP-063	467143	8784199	262	92.05	130	-62
MP-082	466855	8784392	240	249.51	130	-60
MP-060	466995	8784500	248	235.00	90	-60
MP-089	466779	8784350	260	276.10	130	-65
MP-093	466860	8784500	241	290.00	90	-60
MP-069	466826	8784465	242	270.00	130	-58
MP-071	466353	8784843	214	528.75	130	-60
MP-079	467067	8784214	270	146.80	130	-60
MP-095	466788	8784500	245	310.00	90	-65
MP-075	466900	8784659	249	309.30	90	-60
MP-095	466788	8784500	245	310.00	90	-65
MP-065	467022	8784301	248	173.20	130	-55
MP-088	466827	8784319	250	230.00	130	-62
MP-066	466976	8784340	245	200.00	130	-60
MP-087	466873	8784280	237	200.00	130	-60
MP-077	466851	8784758	258	300.00	85	-60
MP-072	466540	8784685	243	427.15	130	-60
MP-057	466985	8784561	250	269.65	90	-85
MP-058	467222	8784501	268	161.65	90	-60
MP-064	467080	8784253	267	145.03	130	-60
MP-068	466881	8784420	240	250.00	130	-60
MP-073	466956	8784659	249	278.50	90	-60
MP-067	466926	8784382	242	220.00	130	-60
MP-080	467036	8784240	267	160.20	130	-65
MP-090	466700	8784136	234	198.60	130	-60
MP-091	466605	8784216	237	272.80	130	-60
MP-092	466914	8784561	245	290.00	90	-80
MP-117	466024	8785119	219	787.55	130	-60

News Release	May 16, 2006

Figure 1: Plan map showing location of drill holes including step out hole at Canavieiras

8757700 N
8757800 N
8757900 N
8758000 N
8758100 N
8758200 N
8758300 N
8758400 N
8758500 N
8758600 N
335000 E
335100 E
335200 E
335300 E
335400 E
N
Portal
570m Level
Mined out area
50m to 75m above
545m Level
(~50m above)
Instrusive Limits
CAN-106
CAN-8
CAN-105
CAN-7
OPEN
Adit rehabilitated for drilling
CAN-5
CAN-6
CAN-116 (az.259°)
CAN-117 (az.228°)
CAN-118 (az.305°)
CAN-119 (az.160°)
CAN-120
(1.6 km south)
New Cross Cut
for Drill Access
580m Level
OPEN
Potential
1000m
Strike
Extension
Approximate limit of
IP anomaly
LEGEND
Mined Out Area projected
(Piritoso/Liberino)
Underground Workings
Grade x Thickness Contours
(Au g/t x true width in m)
Intrusive
Grade x Thickness
> 120
> 100-120
> 80-100
> 60-80
> 40-60
> 20-40
> 0-20
Southern Extension
DSM drill hole collar
Historical drill hole collar
Maneira Reef
Hollandez Reef
Piritoso/Liberino Reefs
545 Level
MU Reef
LU Reef
Intrusive
Generalized Stratigraphy
Canavieiras
LEGEND
Conglomerate
Quartzite
Intrusive

CANAVIEIRAS PLAN VIEW
MU REEF
GRADE (g/t) x THICKNESS (True Width m)

YAMANA GOLD INC.

May 2006

News Release	May 16, 2006

Figure 2: Plan map showing locations of new drill holes, C1 Santa Luz

YAMANA DRILL HOLES
Drilling Campaign 2005
Drilling Campaign-2006
CBPM_Drilling
Pendant Results
DrillHoles_Intersections
Resources_2005
ITAPICURU RIVER
1:7.500
150 75 0 150 m
YAMANA

News Release	May 16, 2006

Figure 3: Cross Section of Pau-a-Pique

PAU-A-PIQUE TARGET
Cross section L-200N
SW
NE
PQ-02
PQ-01
Garimpo pit
(m)
450
400
350
300
250
200
True thickness:
6.50m @ 4.21g/t
True thickness:
9.50m @ 5.93g/t
227.15m
290.05m
LEGEND
Saprolite
Hydrothermal alteration zone (Qtz+sericite+Py+mgt+gold)
Quartz vein
Feldspatic metaconglomerate
Tonalite
Shearing
Gold mineralized intersection
PQ-02
Executed drill hole
YAMANA GOLD INC.
GOLD BELT - MATO GROSSO STATE
PAU-A-PIQUE TARGET - CROSS SECTION L-200
0
50
100m
Scale